Law Department
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Ronald R. Bessette
Senior Counsel
Phone: 603-229-6140
Ronald.Bessette@LFG.com

VIA FedEx & email

November 8, 2010

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       The Lincoln National Life Insurance Company
            Lincoln Life Variable Annuity Account N
File Nos. 333-40937, 811-08517
Post-Effective Amendment No. 41

Dear Ms. Sazzman:

This letter, together with the related revised prospectus supplement describing Lincoln National Life Insurance Company’s (“Lincoln Life” or “our”) new long-term care rider (the “rider”), filed as EDGAR correspondence on Friday, October 22, 2010, responds fully, we believe, to your comments of August 30, 2010, on the prior version of the supplement.  We found the Staff’s comments on the prior supplement filing to be extremely thorough and thoughtful, and we would like to express our appreciation for the significant amount of resources the Staff expended to review the supplement and provide corresponding comments.  We have attempted to carefully consider and take into account each of these comments.

Additionally, as you may know, we enlisted the assistance of Sutherland Asbill & Brennan LLP as outside special counsel to Lincoln Life and Lincoln Life Variable Annuity Account N (the “Registrant”) to make major revisions to the format and organization of, as well as substantive disclosure in, the supplement.  Because of the extensive nature of these changes, we concluded that a blacklined version of the supplement would not be helpful in reviewing the revised supplement, so we did not provide one.

Finally, we respectfully note our belief that the major reformatting, reorganization and substantive revisions reflected in the revised supplement address some of the Staff’s comments in ways that while apparent, may not have been made in the specific section of the prospectus supplement referenced in the Staff’s comment.  Accordingly, we have not tried to provide specific responses to every such comment, but we are confident that all of the Staff’s major concerns have been addressed.

On a broader note, we believe that the Staff will find that the major revisions reflected in the current draft of the prospectus supplement have made it more user-friendly, and the descriptions we added relating to the purposes, risks, charges, and potential benefits associated with the rider have added significant clarity to the disclosure generally throughout the supplement.  At the same time, however, we would respectfully note that the nature of long-term care insurance is such that it is multi-faceted, and can therefore be somewhat complex; accordingly, there is considerable detail that remains reflected in the revised supplement.  It is our sincere hope and expectation that the nature of this detailed disclosure in and of itself will not cause the Staff to conclude that the investing public, including those approaching retirement, should be denied the protection of what we view as an extremely important, timely and tax-efficient product that has been carefully designed to meet the objectives of Congress to encourage the use of long-term care policies in conjunction with annuity policies.  The rider described in Lincoln Life’s prospectus supplement being reviewed by the Staff is to our knowledge the first long-term care product offered in conjunction with a variable annuity, and we view this combination as unavoidably involving a certain level of necessary detail.  However, we are confident that we have substantially and adequately revised the prospectus supplement to clearly describe the nature of these product details, in plain English, and in a format that the average investor will be able to comprehend.  Accordingly, we believe the Staff has a firm basis to conclude that their regulatory responsibility to ensure full and fair disclosure has been satisfied, notwithstanding certain complexities of the insurance protection provided by the rider.

As noted by Tom Conner of Sutherland in his voicemail left for Harry Eisenstein Friday afternoon, October 22, 2010, Lincoln is, for compelling business reasons, seeking to achieve effectiveness of the prospectus supplement as close to December 1, 2010, as possible.  We understand that certain timing issues the Staff faces may make this impracticable, but we look forward to working with the Staff to achieve effectiveness as soon after December 1st as possible.

Please Note:  Defined terms used in this response letter have the same meanings as in the prospectus supplement.

Comment 1:   The Supplement Overall
The supplement is still difficult to understand. The list of definitions is confusing. Concepts are touched on in the middle of paragraphs without a proper introduction. Key terms are buried deep in the supplement, making much of the earlier discussion hard to follow. Many important risks are not highlighted. Some language within the same paragraph seems contradictory. Terms discussed often assume scenarios that are not explained until later in the supplement. Certain sections are not written in plain English.
This version of the supplement does not fix many of the same deficiencies that were in prior versions and continues to raise the same kind of issues, causing delays and the unnecessary use of staff review hours.  Please invest additional time to review the next version of the supplement to ensure that our concerns are met and that the supplement is understandable to the customer.
An investor should not have to read disclosure that appears late in the supplement to explain concepts introduced early in the supplement. In particular, please address the following questions:
a.	What is the point of this rider and how does it benefit the contractowner?
b.	How is this rider better than just paying for long-term care services using withdrawals from the annuity?
c.	How is the rider similar to or different than a not-for-life guaranteed minimum withdrawal benefit?
d.	What are the positive and negative consequences a contractowner should consider before investing in the rider?

Response:
a.
As explained above, Lincoln Life committed significant internal and external resources to reformatting, reorganizing, and significantly revising the supplement.  Among other things, a “Summary of the LTC Rider” section replaces the prior introductory section at the beginning of the supplement in order to provide full and fair disclosure of the purposes of the protection provided by the rider and the potential benefits offered to a prospective investor by the rider.  Moreover, the first page of the supplement is new and was drafted to provide a high-level summary of the basic purpose of the rider, the potential benefits it offers, and the major risks presented by the purchase of the rider.

b.
The “Summary of the LTC Rider” section now clearly discloses the potential advantages the rider may offer in certain circumstances to a contractowner, including that LTC Benefit payments are tax free, which is not the case for conventional withdrawals (including guaranteed lifetime withdrawals) from the annuity contract itself.  In addition, the rider provides Extension Benefits, which constitute pure “insurance” to provide amounts not otherwise available to the contractowner, and which also are not provided by guaranteed lifetime withdrawals.

c.	The similarities and differences are explained in response b. above.
d.
As noted, the “Summary of the LTC Rider” section has been carefully crafted to clearly disclose the positive and negative consequences a contractowner should consider before investing in the rider, which we view as obviously very important disclosure.

Comment 2:   General Comments
a.	Please confirm that the contract name on the front cover page of the supplement is and will continue to be the same as the EDGAR class identifiers associated with the contract.
b.
Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

c.
Please disclose in an obvious place in the Summary of Common Questions (pp. 12-14 of the underlying prospectus) that excess or noncompliant withdrawals under the LTC Rider as well as under certain living benefit riders offered in the underlying prospectus may result in a reduction or (premature) termination of those benefits and of those riders.

d.	Please explain to staff how and when the language of this supplement will be incorporated into the underlying prospectus.
Response:
a.	The contract name on the front cover page of the supplement is and will continue to be the same as the EDGAR class identifiers associated with the contract.
b.
There are no guarantees or support agreements with third parties that support any of the guarantees under the contract and the company will be primarily responsible for paying the guarantees associated with the contract.

c.
The Summary of Common Questions (pp. 12-14 of the underlying prospectus) will be amended in the May 1, 2011 update to the prospectus.  The current supplement is intended to be a self-contained document.  After carefully weighing the advantages and benefits of trying to insert in various places into the main body of the product prospectus, disclosure that is germane to the LTC rider, the Registrant has concluded that attempting to insert such disclosure would be counterproductive by making the underlying prospectus confusing to the reader.

d.
The Registrant has carefully mapped out a process to ensure that the disclosures contained in the supplement will be incorporated into the underlying prospectus during the annual prospectus update for May 1, 2011.  The primary technique that will be employed will be to add the fee table currently at the end of the prospectus supplement, to the end of the fee table that will be in the May 1, 2011 full product prospectus, adding the summary disclosure currently on the front page of the prospectus supplement to the full summary section that will be included in the full prospectus, and then having the remainder of the current prospectus supplement stand on its own as a new section to be added to the full prospectus.

Comment 3:  Introduction (p. 1)
a.	Please confirm to Staff that there are no additional major disadvantages to disclose with regard to electing the LTC Rider beyond what is summarized in the third full paragraph on page 1.
b.	Please briefly disclose any relevant investment requirements in the summary on page 1.
c.
The supplement states on page 1 (as well as at page 3) that the LTC Rider “is a Qualified Long Term Care Insurance Policy . . . under the Internal Revenue Code…” Please confirm to staff that the IRS has definitively taken this position with respect to the LTC Rider.

d.
Please disclose when the LTC Rider must be elected and whether the LTC Rider is available to existing contractowners. If applicable, please disclose when existing contractowners would elect the LTC Rider.

e.
Please disclose whether election of the LTC Rider is mutually exclusive of any other riders available under the contract. For example, what, if any, living benefit riders are still available if the LTC Rider is chosen? Will election of the LTC Rider have any effect on existing contractowners who have currently elected other riders?

f.
The bold paragraph on page 1 suggests that there are adverse consequences to electing or funding the LTC Benefit when care is not needed or the intended recipient does not qualify to receive the benefits, and discloses that the contractowner will still have to pay charges. Please amplify the discussion of adverse consequences to include a reference to the various limits that the contractowner may be under if he/she elects the rider.

g.
The summary of the LTC Rider has been condensed and made much simpler. While it is more understandable, the summary does not really explain how the LTC Rider works, e.g., how much must be put into the rider if elected, how much may be taken out either for the long term care or out of the rider, what are the consequences of excess withdrawals, etc. Some of these issues are addressed in the description of the rider that starts on page 3. On the other hand, the expense table cannot be understood without some additional explanation of the LTC Rider, including the Acceleration Benefit with the Growth Benefit option or with the Level Benefit option as well as the Extension Benefit and the Nonforfeiture Benefit. Therefore some additional explanation of the essential features of the LTC Rider is necessary in the summary.

Response:
a.
The Registrant confirms that all major risks and disadvantages associated with electing the LTC rider have been disclosed in the “Summary of the LTC Rider” section.  We note in this regard that the Summary has been put into a “Question and Answer” format to ensure ease of reference and to add a comprehensive discussion of all of the risks and benefits of the LTC rider.  We believe the extensive nature of the Questions and Answers provides full and fair disclosure for potential investors.

b.
The Investment Requirements for the Rider are now disclosed in the “Summary of the LTC Rider” section under a paragraph titled “Are there any restrictions on how I invest my money if I purchase the LTC Rider?”

c.
We asked the IRS for a PLR with respect to certain issues related to the rider, specifically whether the rider constitutes a “qualified long-term care insurance policy” under section 7702B(b)(1) of the Code. Because of certain procedural concerns related to pending IRS/Treasury guidance on QLTCi products, the IRS asked Lincoln to revise the ruling request to eliminate certain requested issues. In addition, because the IRS does not issue “determination letters,” the IRS asked Lincoln to modify the insurance contract ruling. As a result, the sole requested ruling asks for the IRS to conclude that the Rider constitutes an “insurance contract” under section 7702B(b)(1). If the Rider is considered an “insurance contract” under this section, and if it provides only long-term care benefits as determined under the statute, then the contract will satisfy the statute and constitute “qualified long-term care insurance.”

The IRS has issued a favorable ruling to the Company, which concludes that the Rider constitutes an “insurance contract” under section 7702B(b)(1). As a result, because the Rider provides only long-term care benefits, the Rider constitutes “qualified long-term care insurance.”

d.	The “Summary of the LTC Rider” section now discloses that the rider must be elected when the contract is purchased and is not available on existing contracts.
e.
The “Summary of the LTC Rider” section now discloses that no other living benefit rider may be purchased with the LTC rider, and since it is not available on existing contracts it has no effect on existing living benefit riders.

f.	A new section regarding limitations, “What are the risks associated with the LTC Rider?,” has been included expressly to explain the limitations of the LTC Benefits in this regard.
g.
We have made major revisions to the supplement that addresses the Staff’s comments and concerns. The first page of the supplement, which serves as a brief introduction (hereinafter referred to as the “Introduction”), was carefully drafted to explain the purpose of the rider as well as the primary benefits and the major risks associated with its purchase.  The Introduction is followed by the LTC fee table.  The fee table is then followed by a “Summary of the LTC Rider” (hereinafter referred to as the “Summary”) in a “Question and Answer” format that explains the primary benefits and risks of the LTC rider in sufficient detail for a reader to understand how the rider works, what its primary conditions and requirements are, and what the attendant risks are.  Importantly, the Introduction, fee table introduction, and Summary sections were also specifically designed to provide a way to introduce and define the primary important terms of the rider the first time they are used.  Finally, longer detailed sections of the prospectus supplement follow the Introduction and Summary (“Eligibility To Receive LTC Benefits,” “Determining LTC Benefits,” “Withdrawals,” “LTC Fixed Account,” “Termination,” “LTC Charge,” and “General Provisions”) that provide a complete description of all of the details of LTC rider.  We have also made extensive use of Examples and separate text boxes to explain important concepts.  We believe this approach makes the most sense from a readability standpoint; we believe it would be unduly repetitive and create a lack of clarity to lengthen the introductory section of the supplement.  In summary, all of the important disclosures suggested by the Staff are discussed in the Introduction and Summary that are in the beginning of the prospectus supplement.  The fee table has also been revised to make it more understandable.

Comment 4:   Expense Table (p. 2)
a.
The expense table for the LTC Rider is very difficult to follow and needs to be clarified and reformatted. As already mentioned above, the table uses numerous terms that have yet to be defined including Acceleration Benefit, Extension Benefit, Nonforfeiture Benefit, Growth Benefit, Covered Life, Rider Date. There needs to be some explication of these terms before the expense table or in footnotes to the expense table to make the charges understandable. Please also consider using cross-references to later sections of the rider disclosure.

b.
The maximum Acceleration Benefit Charge, Extension Benefit Charge, and Nonforfeiture Benefit Charge should be set forth individually and then should be shown added together to show the maximum possible combined charges. Current charges should be set forth separately, and the formatting should be changed so that current charges are in a separate column.

c.
Please explain to staff and clarify in the disclosure how the maximum Acceleration Benefit charge of 2.50% of LTC Guaranteed Amount relates to the Acceleration Benefit charges with Growth Benefit option or with Level Benefit option that follow. Is 2.50% the maximum charge for the Acceleration Benefit charge with either option? If so please clarify in the table. Can the Acceleration Benefit charge be shown separately without either the Growth Benefit option or the Level Benefit option being selected? If so please make that disclosure.

d.
Both the introductory language to the expense table as well as the first starred footnote state that the LTC Charge is deducted quarterly. Please clarify in the table itself (and not in a footnote) whether the percentage charges shown in the table are the annual percentage rate charges and not the quarterly percentage rate charges. Please show the quarterly percentage charge deduction for all charges in a footnote.

e.
With respect to the first starred footnote on page 2, please delete the first sentence inasmuch as it simply repeats the first sentence of the introductory language to the table. Please move the footnote (second and third sentences) to the beginning of the first table (exactly where can only be determined after the table is revised). Please make the next to the last sentence a separate footnote that relates to the Extension Benefit charge and the optional Nonforfeiture Benefit charge. Please include the last sentence (cross-referencing the LTC Charges section) with both footnotes.

f.
With respect to the double-starred footnote on page 2, please explain to staff and clarify in the disclosure how “valuation” date is relevant to the determination of the LTC Guaranteed Amount if that amount is simply the sum of purchase payments made as of the 90th day after the rider is elected. Please also add a comma to the second sentence after “Step-ups.”

g.
With respect to the triple-starred footnote on page 2, the last sentence of the footnote states that there is no maximum guaranteed charge for the Extension Benefit or the Optional Nonforfeiture Benefit (last sentence) although the highest current charges assessed are disclosed (middle of footnote), Please provide a guaranteed column that explicitly discloses that there is no maximum for these charges.

h.
With respect to the triple-starred footnote on page 2, please put the description of the Extension Benefit Charge rate and the Optional Nonforfeiture Benefit charge (in the first long sentence) into plain English. Please also consider describing each charge separately and in a separate footnote. Please also define Covered Life as used in the second sentence of the footnote.

i.
With respect to the triple-starred footnote on page 2, the middle of the paragraph states that the percentage rates may change after the rider date. Please make clear that the percentage rates may increase. Please also disclose how contractowners will be notified of such increases.

Response:
a.
An introduction to the LTC fee table has been prepared for the express purpose of explicating the referenced terms before they are used in the table.  Additionally, the fee table has been reformatted as requested.

b.
Due to the fact that there is no maximum guaranteed percentage charge rate for the Extension Benefit and Optional Nonforfeiture Benefit (assessed against the Extension Benefit), and also due to the fact that the Acceleration Benefit charge percentage rate is assessed against a different base (LTC Guaranteed Amount), it is not practicable, and arguably could be confusing, to combine the charges to show a maximum guaranteed charge for the rider.  We also note in this regard that an example is provided in the narrative Charges and Other Deductions section of the supplement, and disclosure has also been added to ensure contractowners understand that there is no minimum guaranteed charge for the Extension Benefit or the Optional Nonforfeiture Benefit charges.  We note respectfully in this regard that Form N-4 does not require that a product have only guaranteed maximum charges, but that if it does, they be disclosed.  To this end, the supplement discloses the current maximum charge percentage rates for the Extension Benefit and the Optional Nonforfeiture Benefit.

c.
The table has been reformatted to show that the guaranteed maximum Acceleration Benefit Charge percentage rate under the Level Benefit and Growth Benefit is the same (the maximum percentage charge rate has been reduced from 2.50% to 2.00%).  The current percentage charge rate under the Level Benefit and Growth Benefit options differs and has been separately set out in the table. There are only two LTC Benefit options in this regard, one of which must be elected by the contractowner, so it is unclear to us the basis for the Staff’s concern that a reader could conclude that an Acceleration Charge would be deducted without either the Level Benefit or Growth Benefit being chosen by the contractowner.

d.
Both the annual and quarterly charge percentages are disclosed in the table and are clearly denoted as such.  The Registrant believes that showing the quarterly charges in the table is the clearest way to provide this useful disclosure to contractowners.

e.
The footnotes have been rewritten and the first sentence referred to is no longer in the footnotes. The revised footnotes describe each charge separately and each footnote refers to the LTC Charges narrative in the supplement for more information.  The Registrant has re-designed specific footnote placement for maximum effectiveness.

f.
The footnotes have been revised to disclose that the LTC Guaranteed Amount equals the sum of all  purchase payments made as of the 90th day after the Rider is issued and is reduced by benefit payments and Excess Withdrawals under the Level Benefit option, and is equal to the sum of all purchase payments made as of the 90th day after the Rider is issued and is increased by Automatic Step-ups, and is decreased for benefit payments, and Excess Withdrawals under the Growth Benefit option.

g.
We have added columnar disclosure to the table that states that there is no guaranteed maximum charge for the Extension Benefit and Optional Nonforfeiture Benefit, with further discussion in this regard in the footnotes.

h.	The two charges are now described in separate footnotes. The footnotes are in plain English.
i.	The disclosure has been revised to state that the charges may increase and that contractowners would be given 30 days written notice prior to any increase.

Comment 5:  Example (pp. 2-3) Please confirm to staff that the example represents the most expensive contract options.

Response:                      As explained in the revised prospectus supplement, the Level Benefit can be more expensive than the Growth Benefit in certain limited circumstances in early years; to ensure readers are informed of the highest charges they could pay in particular years, we decided to include two separate sets of examples to illustrate this  phenomenon.  With regard to the second set of examples, we note that the numbers are being calculated and will be included in the final filing.

Comment 6:  Summary of Common Questions - What Is Lincoln Long-Term Care Advantage?
(p. 3)
The disclosure to be included in the Summary of Common Questions is not adequate and should disclose more information about essential elements and limitations/restrictions of the LTC Rider, especially given that once this supplement is incorporated into the underlying prospectus there will be no introductory summary.

Response:                      The disclosure that was included in the prior filing was expanded and the section is now entitled “Summary of the LTC Rider,” which, as noted above, is referred to in this response letter sometimes simply as the “Summary.”  We believe this Summary section now addresses all of the concerns raised by the Staff’s comment.

Comment 7:  Rider Charges (pp. 25-26 of the underlying prospectus)
Please provide disclosure that clearly and completely sets forth the LTC Rider charges to amend the narrative charges section of the underlying prospectus.

Response:    We have provided accurate and thorough narrative discussion of the rider charges in the supplement.  We believe that also providing a technical amendment of the underlying prospectus within the prospectus supplement would be counterproductive and create a more confusing prospectus document.  Of course, we will amend the underlying prospectus accordingly in May 2011 in accordance with the considered plan described above for integrating the full prospectus with the current prospectus supplement.

Comment 8:  LTC Rider Disclosure – Introduction (pp. 3-4)
a.
The supplement states on page 4 that a reason a contractowner may consider purchasing the Rider is if the contractowner would like to be able to pay for long term care services by making withdrawals on a tax free basis. This suggests to a contractowner that the purchase of the rider is required to be able to make annuity Contract withdrawals that are used solely to pay for these services tax free. Please clarify supplementally whether this is in fact the case and, if so, why isn't the actual use of any distribution from an annuity to pay for these services sufficient to result in a determination that the distribution is not subject to tax.

b.
The first paragraph on page 3 describes the withdrawal of contract value as an “LTC Benefit payment” benefit. It is not clear to the staff why the ability of a contractowner to access the contractowner’s own capital invested in a variable annuity should be characterized as a benefit. Instead, it appears that the exhaustion of the capital invested in the first 90 days is simply a precondition to the contractowner being able to access the payments offered by the Extension Benefits. Please clarify supplementally why the withdrawals of that capital should not be recharacterized as a precondition as opposed to a benefit.

c.
Please relate the second sentence of the first paragraph on page 3 concerning the contractowner’s inability to perform two of six functional activities to the definition of Chronic Illness at the bottom of page 3.

d.	In the paragraph at the top of page 4 describing reasons to purchase the Rider, please put the third bullet into plain English, and please clarify the fourth bullet.
e.
Please move the bolded language on page 6 (that states that the rider may not cover all long term expenses) to after the second full paragraph on page 4. Please discuss any other disadvantages to selecting the rider at this point in the disclosure.

f.	Please briefly disclose any relevant investment requirements in this introductory section on pp. 3-4.
g.
Please disclose in this section whether election of the LTC Rider is mutually exclusive of any other riders available under the contract. For example, what, if any, living benefit riders are still available if the LTC Rider is chosen?

h.
Please disclose in the second paragraph of this section or elsewhere how the amount of purchase payments designated to fund LTC Benefits affects other benefits available under the contract, including death benefits and annuity payments and any other rider benefits.

Response:   We note as a threshold matter that this section is no longer present in the revised supplement.  All comments have been addressed and revisions are found in the “Summary of the LTC Rider” section of the prospectus supplement.
a.
Annuity distributions outside the rider are potentially taxable if used to pay for long-term care services or premiums on a policy.  Section 72(e)(2)(B) of the Internal Revenue Code (the “Code”) provides that annuity distributions that are made before the “annuity starting date,” as would be the case here, are included in the contractowner’s gross income “to the extent allocable to income on the contract.”  This is known as the “income first” rule that applies as a general matter to annuity distributions, and the rule applies to distributions regardless of how the contractowner uses the funds that are distributed.  Section 72(e)(11) of the Code, however, which was enacted as a part of the Pension Protection Act of 2006 (the “PPA”), provides an exception to the rule of section 72(e)(2) for “any charge against the cash value of an annuity contract or the cash surrender value of a life insurance contract made as payment for coverage under a qualified long-term care insurance contract which is part of or a rider on such annuity or life insurance contract….”  When this exception applies, it stipulates that such a distribution reduces the investment in the contract and that “[Missing Graphic Reference][Missing Graphic Reference]such charge shall not be includible in gross income.”  In sum, if a contractowner takes a distribution from an annuity contract and uses the funds received to pay for long-term care services (or, in fact, for a stand-alone long-term care contract), such distribution will be included in the contractowner’s gross income for the year in which the distribution was taken.  However, if the annuity contract includes a long-term care rider, any charge against the value of the contract (which is treated for tax purposes as a distribution from the contract) to pay the rider charges is specifically excluded from gross income under the exception provided in section 72(e)(11).

b.
The benefit described in the first paragraph on page 3 relates to the contractowner’s ability, in that situation, to access the cash value in the underlying annuity contract and to have the resulting distribution from the cash value be treated as a tax-free accident and health insurance benefit, and not a taxable annuity contract distribution.  For example, if the contractowner were to simply make a withdrawal from the underlying annuity contract without satisfying the terms of the Rider, such withdrawal would be treated as a taxable distribution under section 72(e)(2) of the Code (even if the funds received were used to pay for long-term care services or to pay the premium for a stand-alone long-term care insurance contract).  However, if the contractowner makes the withdrawal after meeting the requirements for an LTC Benefit payment, the same distribution would be treated as a tax-free distribution of an accident and health insurance benefit under section 104(a)(3) of the Code. Additionally, Lincoln Life promises to pay the entire Acceleration Benefit, even if investment losses in the subaccounts reduce the contract value, which we believe could also be a significant “benefit” to the contractowner, as Lincoln is assuming the corresponding risk.  For these reasons, we believe it is entirely appropriate to characterize the Acceleration Benefit payments as a “benefit.”

c.	The revisions to the supplement have been designed to address the concerns expressed in this comment.
d.	The two bullets have been rewritten and clarified.
e.
The bolded disclosure is now in the Introduction section of the prospectus supplement and in the Summary section under the “What are the risks associated with the LTC Rider?”  This disclosure fully discusses all risks associated with the rider.

f.	Disclosure of investment requirements has been added to this section.
g.	Disclosure has been added indicating that no living benefit rider may be purchased if the LTC rider is purchased.
h.	The Revisions to the supplement have been made that address this comment.

Comment 9:  Rider Definitions (pp. 4-6)
a.
The use of capitalized terms to define other terms is extremely confusing. In some cases, the definitions are circular (see. e.g., the definition for Long-Term Care Benefits), in some cases the capitalized terms that are used are not themselves defined in the list (e.g., Acceleration Benefit Duration), and in some cases the definitions include terms that do not appear to serve a useful purpose (e.g., Long-Term Care Coverage Endorsement). The staff believes that the supplement should be revised to define a term only in the context of its first use in the supplement and, to aid contractowners, the staff suggests that the registrant consider inserting a glossary that indicates where each capitalized term is first defined. Since certain defined terms may have to be referred to briefly before they are dealt with fully, the registrant should in those cases briefly summarize the concept and then refer the reader to the section where the term is discussed more fully). For example, Excess Withdrawals could be summarized where it is first used as a withdrawal that triggers a pro-rata reduction as opposed to a dollar for dollar reduction in the LTC Guaranteed Amount, and the LTC Guaranteed Amount could then itself be summarized in a following sentence, if appropriate.

b.	Please put the 5th Rider Date anniversary definition on page 4 into plain English.
c.
With respect to the Acceleration Benefit definition on page 4, please put the first sentence into plain English. Please also clarify in the last sentence whether the Acceleration Benefit can ever be paid from the general account.

d.
With respect to the definition of Chronic Illness at page 4, the disclosure states that LTC benefits are payable if the contractowner becomes Chronically III defined as the loss of functional capacity to perform self-care daily activities (without regard to any specific number of activities). The introductory language on page 3 states that the contractowner must be unable to perform two of six functional activities. Please clarify how these two statements relate.

e.	Please clarify (at page 4) the Deductible Period definition.
f.
The definition of Level Benefit option (at page 5) is not a complete definition but rather one sentence of disclosure about the option. Please revise the definition to provide a clear, concise, and complete definition of the tem.

g.
In the definition of Licensed Health Care Practitioner (at page 5), please clarify the reference to “assessment.”  Please also clarify the last phrase of the first sentence(professional who meets requirements of U.S. Treasury, i.e., requirements for what?).

h.
In the definition of LTC Coverage Effective Date, please clarify if this date is the earliest date the contractowner can be determined to be “eligible to receive” or can actually “receive”" LTC Benefits payments. Please also add the word “usually”" to the second sentence to make clear that the LTC Coverage Effective Date is usually the first Rider Date anniversary. If this is not so, please clarify.

i.
In the definition of LTC Fixed Account, please clarify why no reference is made to Extension Benefits (inasmuch as the definition of that term states that such benefits are paid from the general account).

j.	Please put the definition of Nonforfeiture Benefits at page 6 into plain English.
k.	Please clarify in the Plan of Care definition on page 6 the reference to assessment. For example, please clarify who does the assessment and what the assessment is of.
l.	Please review all definitions to ensure they are consistent with the rider description that follows.

Response:  The Rider Definitions section has been removed from the supplement.  The prospectus supplement has been extensively revised so that all terms of primary importance are defined in the Introduction, the fee table, or the Summary, the first time they are used.  The remainder of the Staff’s comments have been addressed throughout the prospectus supplement by the general revisions as described above.

Comment 10:  Eligibility to Purchase the Rider (pp. 6-7)
Please describe with greater specificity (at page 6) what medical conditions and medications will disqualify a contractowner from being eligible to purchase the LTC Rider, and the nature of the statements to be reviewed regarding the applicant’s medical history.

Response:     We do not believe that adding this level of detail regarding underwriting criteria (however abbreviated it may be) is necessary to assess the risks and benefits of the rider.  We respectfully note in this regard that prospectuses for variable universal life insurance do not make this level of disclosure.  A contractowner will be provided with the questions when applying for the rider.  Moreover, in accordance with state insurance laws and regulations and applicable underwriting and actuarial principles of risk management and insurer solvency management procedures, certain underwriting criteria is required to be fluid and subject to change in response to market and demographic changes generally.

Comment 11:  Rider Benefits (pp. 7-10)
a.
The second paragraph of this section states that no purchase payment may be made “into the contract” after 90 days from the Rider’s effective date. Please confirm supplementally that this is what is intended and not that purchase payments after that date are not counted as part of the LTC Guaranteed Amount. If this is the case, please highlight this fact in bold in “The Contracts” section of the supplement earlier in the supplement.

b.
The third paragraph notes that the LTC Guaranteed Amount is a value used to calculate the LTC Benefits. This is confusing because this suggests that the LTC Guaranteed Amount equals the LTC Benefits. In addition, the paragraph also notes that an Excess Withdrawal will reduce the LTC Guaranteed Amount on a pro-rata basis. This is confusing because it suggests that Extension and Growth Benefits are not affected by an Excess Withdrawal. Please revise the supplement to eliminate the possibility that the contractowner may make these inferences.

c.	The first sentence of this section on page 7 is misleading inasmuch as it implies that a contractowner may be entitled to all four types of LTC Benefits. Please revise accordingly.
d.
The second sentence of the second paragraph of this section on page 7 states for the first time that no purchase payments may be made into the contract after 90 days from the Rider’s effective date (presumably if this rider is elected). This disclosure must be included both on page 1 as well as in the introductory language on page 3.

e.
The fourth sentence of the second paragraph states that the maximum amount of purchase payments that can be made into the contract is $400,000. Please confirm that this is a limit that applies even after the first 90 days.

f.
The organization of this rider remains confusing. For example why is the LTC Guaranteed Amount described at this point in the disclosure (third paragraph of the section on page 7), particularly before Acceleration Benefit and Growth Benefit have been described with any specificity. Please consider moving this paragraph to later in the disclosure.

g.
Also in the third sentence of the third paragraph of this section on page 7, please clarify that the LTC Guaranteed Amount will be increased by purchase payments “made within the first 90 days of the Rider Date.”

h.
Also in the third paragraph of this section on page 7, please clarify the last two sentences regarding Excess Withdrawals. Please note this term is not included in the glossary of terms. First clarify briefly how this rider permits withdrawals. Then add this disclosure regarding excess withdrawals and their impact to the introductory language for this rider on pp. 1, 3-4 (disadvantages disclosure).

i.
As stated above, please clarify the first sentence of the last paragraph on page 7 with respect to Chronic Illness and eligibility (i.e., how many self-care daily functions must be impaired). By simply relying on the definition, it would appear any loss of such function would be a basis for eligibility. Furthermore please explain to staff why this disclosure is placed in the Rider Benefits section and consider putting this disclosure in the earlier eligibility section.

j.
Please disclose in the introductory language on page 3 (or add to disadvantages section on page 4) that contractowners must wait five years after the Rider Date to receive maximum monthly LTC Benefit payments. (See disclosure at bottom of page 8, top of page 9.)

k.
Please put the first sentence of the third full paragraph on page 8 (beginning In order to determine... ) into plain English. Please then clearly set forth the basis for the eligibility determination, i.e., what conditions must the contractowner satisfy to be determined to be eligible for LTC Benefits? With respect to the last two sentences in this paragraph, how will the contractowner be able to determine the maximum monthly amount of LTC Benefits available? Please consistently use the applicable defined term when describing benefits (e.g., in last sentence of this paragraph use the phrase LTC Benefits).

l.
In the sixth paragraph on page 8, please delete the phrase in the second sentence that Extension Benefit payments are guaranteed. Please also clarify and explain to staff the meaning of the last sentence in the same paragraph (“All long-term care benefit payments that we guarantee are backed by the claims paying ability of Lincoln Life”). Alternatively delete that sentence.

m.
In the last paragraph on page 8 (continuing onto page 9), please clarify in the third sentence that the maximum monthly amount is based not only on the number of months over which LTC Benefits are paid but also on the amount of purchase payments made into the contract within the first 90 days.

n.
Again the organization of this section is confusing. The discussion seems to alternate between eligibility, benefits, and available options but does not completely describe any of these features. Please revise.

o.
In the carryover paragraph at the top of page 8, second to the last sentence, please use another term other than “guarantee” to describe the total amount of LTC benefits that may potentially be available. Please also consider whether this sentence takes into account withdrawals. In the last sentence of this same paragraph, please confirm to staff that no other condition affects the maximum monthly amount for Acceleration Benefits and Extension Benefits other than Excess Withdrawals.

p.
The next to last paragraph on page 8 notes that the registrant “guarantees” all benefit payments. Please note that simply making a promise to make payments is not a “guarantee” of those payments. Please delete language that suggest otherwise here and elsewhere (for example, the end of the second paragraph on page 9).

q.
The last paragraph on page 8 states that the rider “is designed to provide the maximum amount of monthly benefit payments if LTC Benefit payments start on or after five years after the Rider is issued.” This presumably refers to the fact that monthly payments are higher because the durations are shorter the longer the investor waits before taking benefit payments. However, this fact is not made clear until the following page, and so the language suggests that more money is actually paid overall. Please revise the supplement to eliminate the possibility that a contractowner may make this inference.

r.
Please note that the first full paragraph on page 9 cannot be understood without first reading the disclosure that presumably comes later in the supplement that describes how the Acceleration Benefit, Extension Benefit, and the Growth Benefit are calculated. Please revise the organization accordingly.

s.
In the first full paragraph on page 9, please describe how the Growth Benefit affects the maximum monthly amount described in the previous paragraph. Can the Growth Benefit increase that maximum? Also please revise or delete the last sentence in this same paragraph so as to cover the situation of excess withdrawals and any other conditions that may affect the availability of the LTC Guaranteed Amount.

t.	The use of capitalized phrases in the second full paragraph on page 9 that have not yet been defined make the paragraph incomprehensible. Please revise the paragraph for plain English.
u.
The first part of the last paragraph on page 9 is difficult to understand. First, it appears intended to refer to amounts that can be withdrawn without being characterized as an Excess Withdrawal given the relationship between contract value and the LTC Guaranteed Amount, but it obscures its discussion of the scenario where contract value exceeds the LTC Guaranteed Amount by stating first that “5% of the difference between the contract value over the LTC Guaranteed Amount” may be withdrawn. Please revise the first part of the paragraph by stating what the limit is when contract value exceeds the LTC Guaranteed Amount, in a fashion similar to the description in the bolded sentences later in the paragraph when the reverse is true.

Secondly, it states that five percent of the excess of contract value over the LTC Guaranteed Amount can be taken without reducing the LTC Benefits. For clarity the supplement should make clear that when contract value exceeds the LTC Guaranteed Amount, withdrawals of contract value up to the maximum monthly amounts (and this is assuming these monthly amounts have been already described) do reduce the LTC Guaranteed Amount but only on a dollar for dollar basis.
v.
The second part of the last paragraph on page 9 is also confusing. The first bolded sentence in the last paragraph on page 9 states that any withdrawal is an Excess Withdrawal where the LTC Guaranteed Amount exceeds the contract value. Two sentences later, the supplement states that this is not necessarily the case under the Growth Benefit Option. Please revise the paragraph to clarify this inconsistency.

w.
There is no description of how much of the investment gain in the variable accounts may be paid out in a given month as a Growth Benefit until page 25 of the supplement. Please revise the Rider Benefit section to provide some guidance on this question.

x.
Please put the discussion of withdrawals under the rider at the bottom of page 9 under a separate heading. Again this section cannot be understood without first reading the disclosure that presumably comes later in the supplement that describes how the LTC Guaranteed Amount, the Acceleration Benefit, the Extension Benefit, and the Growth Benefit are calculated. Please at least cross-reference the appropriate sections. Please also put all these withdrawal limitations and disadvantages on page 1, in the summary of common questions, and in the introductory disadvantages discussion in the rider description.

y.	With respect to permissible withdrawals described at the paragraph at the bottom of page 9, please make the following clarifications:
i)	Clarify if both the contract value and the LTC Guaranteed Amount are calculated as of the preceding Rider Date anniversary.
ii)
Please clarify what happens when Acceleration Benefit payments, or Growth Benefit payments exceed the contract’s free withdrawal provision. Is there a withdrawal charge? Does this condition cover the payment of all LTC Benefits? If so, please disclose.

iii)
The first bolded sentence states that unless the LTC Guaranteed Amount exceeds contract value, any withdrawal will be considered an excess withdrawal. Please disclose this disadvantage on page 1, in the summary of common questions, and in the introductory language to the rider. Please also clarify this limitation by adding the word “preceding” before Rider Date anniversary.

iv)
Please put the last sentence on page 9 concerning withdrawals under the Growth Benefit Option into plain English and clarify how that statement relates to the first bolded sentence in this same paragraph.

Response:
a.
No purchase payments may be made into the contract after 90 days after the Rider’s effective date.  Disclosure to this effect has been added to the Summary section and the Eligibility to Purchase the LTC Rider section.

b.
The initial discussion of the LTC Guaranteed Amount in the substantive section of the supplement is now found in the section titled ”How much would I receive as LTC Benefits and for how long?” and has been reworded to state:

“All LTC Benefits are calculated based on the LTC Guaranteed Amount.”
We do not believe that this statement, when read in conjunction with the extensive new disclosure added throughout the supplement, could reasonably confuse the reader into believing that the LTC Guaranteed Amount equals the LTC Benefits.

Reference to Excess Withdrawals in relation to the LTC Guaranteed Amount is restated to state that the LTC Guaranteed Amount is reduced by Excess Withdrawals.  More detailed discussion of how Excess Withdrawals affect all of the LTC Benefits is contained in a separate question in this section.

c.	The disclosure throughout the prospectus supplement has been significantly revised and reorganized to clarify which combinations of LTC Benefits are available under the Rider.
d.	This disclosure has been added to page 1 as requested.
e.	The limit on purchase payments of $400,000 applies even after the first 90 days.
f.
The discussion of the LTC Guaranteed Amount needs to precede discussion of the Acceleration and Extension Benefits since those benefits are calculated based upon the LTC Guaranteed Amount.  We note in this regard that this section has been rewritten and clarified.

g.	The disclosure now reflects that the LTC Guaranteed Amount will be increased by purchase payments made in the first 90 days after the Rider Date.
h.
A more detailed discussion of Excess Withdrawals has been moved to its own section in the Summary of the LTC Rider section, and references to the impact of taking Excess Withdrawals have been added where necessary and/or appropriate throughout the prospectus supplement.

i.      Revisions to this supplement have addressed this comment.
j.	Revisions to this supplement have addressed this comment.
k.      Revisions to this supplement have addressed this comment.
l.      The word guaranteed has been deleted throughout the supplement.  We believe that the references to claims paying ability of Lincoln Life is appropriate, and arguably necessary, disclosure for all payment promises made under the LTC Rider.
m.      This comment is no longer applicable as this paragraph has been removed.
n.      The section has been revised as requested for additional clarification.
o.      The word “guarantee” has been removed throughout the supplement.  The description of Acceleration Benefits has been rewritten and clarified.
p.      The word “guarantee” has been removed throughout the supplement.
q.      The description of maximum monthly amounts in the Acceleration Benefit section has been clarified and accurately discloses that the Acceleration Benefit Duration shortens each year a contractowner waits to receive LTC Benefits.  We do not believe there is a reasonable possibility of an implication that more total LTC Benefits will be received if the contractowner waits until the 5th contract anniversary.
r.      The disclosure has been rewritten and reorganized as requested.
s.      The comment is no longer applicable in light of the revisions made to this section.
t.      The comment is no longer applicable in light of the revisions made to this section.
u.      The discussion of Excess Withdrawals has been rewritten to clarify that Excess Withdrawals affect the LTC Benefits.  We believe the possibility of an implication that LTC Benefit payments do not reduce the LTC Benefits being drawn is remote.
v.      We do not believe that the statements are inconsistent or inaccurate.  If the LTC Guaranteed Amount is greater than the contract value, then except under certain rare circumstances involving the Growth Benefit (the LTC Guaranteed Amount maximum has been reached or after age 76), any withdrawal will be an Excess Withdrawal.  Nevertheless, we have made certain revisions to clarify this disclosure.
w.      We do not believe that any further disclosure is necessary in the Summary of the LTC Rider than is already provided.  Since calculation of the Maximum Monthly Growth Benefit amount is involved, we do not believe that it would serve the purpose of providing more definitive description of that calculation in a summary.  We believe explaining that the Growth Benefit will step up the LTC Guaranteed Amount, and that the monthly amount is capped, is adequate disclosure at this stage of the supplement.
x.      The discussion of withdrawals has been rewritten and is placed in the Summary of the LTC Rider section as a separate question and answer section.
y.
i).  The disclosure states that the values for both the contract value and LTC Guaranteed Amount are as of the immediately preceding contract anniversary.
ii).  The requested additional disclosures and clarifications have been made where necessary.
iii). The requested additional disclosures and clarifications have been made where necessary.
iv). The requested additional disclosures and clarifications have been made where necessary.

Comment 12:  Certain Limitations (p. 10)
a.
Please summarize the limitations set forth in this section concerning availability of other riders, investment restrictions, and the annuity commencement date, on page 1 of the supplement, in the summary of common questions, and the introduction to the LTC Rider.

b.	Please highlight the first sentence of the first paragraph and the first two sentences of the second paragraph in bold.

Response:
a.	The limitations are now expressly stated both in the Summary of the LTC Rider section as well as Eligibility to purchase the LTC Rider section.
b.	We have made the requested revisions.

Comment 13:   Your Choices under the Rider (pp. 15-16)

a.
In the first paragraph of the section on page 15, second to the last sentence, please confirm that the new language means that the rider must be terminated “after the third Rider Date anniversary” (as opposed to addressing when benefits are available).

b.
In the last sentence of the first paragraph, please disclose that the contractowner’s request for LTC Benefits is limited by services provided through the Plan of Care and other conditions of the rider.

c.	In the last full paragraph at the bottom of page 15, second to the last sentence, please clarify how subsequent purchase payments affect the Extension Benefit (e.g., begin a new sentence).
d.	Please correct the typographical error in the Extension Benefit after subsequent purchase payment illustration on page 16.

Response:
a.
We confirm that the Optional Nonforfeiture Benefit is available if the Rider is terminated after the 3rd Rider Date anniversary under certain circumstances, and we note that the new language makes no reference whatsoever to “eligibility to receive the LTC Benefits.”

b.
Disclosure has been added stating that the requests for monthly LTC Benefits are made to pay for Long-Term Care Services as prescribed in the Plan of Care and other conditions set forth in the Requesting LTC Benefits section of the supplement.

c.	A new sentence has been added explaining how subsequent purchase payments increase the Extension Benefit.
d.	The typographical error has been corrected.

Comment 14:  LTC Benefit Duration (pp. 16-18)
a.	It is not clear until this page that a contractowner may have to take LTC Benefits spread over a period of 11 years. Please make this point earlier in the supplement.
b.
The second sentence of the first paragraph of the section is confusing because it does not point out why the durations are recalculated, i.e., that the endpoint of all durations will be six years after the fifth anniversary of the contract, which means that the durations will be shorter and the monthly maximums greater the longer a contractowner waits to take a benefit payment. Please revise the supplement to make this clear.

c.
The last sentence of the first paragraph is confusing because it refers to “the remaining amount of Acceleration Benefits” without having first clarified why there would be any remaining amount in the first place, i.e., that an investor may not take the maximum monthly amount which could result in untaken Acceleration Benefits that are then used to readjust the maximum monthly amount for the next twelve month period. Please revise the supplement to remove the confusion. In the last sentence of the first paragraph of this section, please also clarify the consequences of the recalculation of the LTC Benefit Durations to the contractowner.

d.	In the second paragraph of this section on page 16, first sentence, please consistently use the appropriate defined term for maximum amount of monthly benefit.
e.
Please revise the bolded sentence at the middle of page 17 so as not to use the term “guarantee” and please consider whether this statement takes into consideration all limitations imposed by the rider.

f.
Please disclose any disadvantages to the shortened LTC Benefit Durations illustrated in the table at pp. 17-18. For example, must the contractowner take LTC Benefits over a shortened period of time or earlier?

g.	Please clarify in the disclosure and to staff the purpose of the LTC Benefit Durations.

Response:
a.	Description of the LTC Benefit Durations is now found in the discussion of the Acceleration Benefit and Extension Benefit in the Summary of the LTC Rider section.
b.	We have added descriptions of the shortening of the durations as requested, to the Summary of the LTC Rider section.
c.	Discussion of the LTC Benefit Durations has been revised and clarified as requested.
d.	The terms have been revised for consistency as requested.
e.	The word “guarantee” has been replaced with “we promise.”
f.	The description has been revised and all potential disadvantages have been disclosed.
g.
The LTC Benefit Durations are used to calculate the amount of monthly LTC Benefit available.  The earlier that LTC Benefits are received the longer the LTC Benefit Duration and the monthly LTC Benefit available is reduced.  The maximum amount of monthly LTC Benefit will be available if the contractowner waits until the 5th contract anniversary to start taking LTC Benefits and if he or she is in a nursing home or hospice facility.

Comment 15:  LTC Guaranteed Amount (p. 18)
a.	This disclosure seems out of order and repetitive to some extent of disclosure on page 18. Please reorder accordingly.
b.
The second paragraph of this section states that there may be a “remaining LTC Guaranteed Amount” after contract value is reduced to zero. It is unclear how this can occur at all. This is because the LTC Guaranteed Amount is reduced on a pro rata basis for withdrawals when it is less than contract value, which would seem to make it impossible for the LTC Guaranteed Amount to remain higher than contract value once contract value reaches zero. Please clarify supplementally the circumstances under which this could occur.

c.
The second paragraph of this section on page 18 states that if contract value is reduced to zero and there is still remaining LTC Guaranteed Amount, any Acceleration Benefit payments will be made from the general account. This disclosure is inconsistent with the definition of Acceleration Benefit and earlier disclosure in the supplement. Please revise accordingly.

d.	The third paragraph of the section uses a capitalized phrase, “Long Term Care Guaranteed Amounts” that has not been defined. Please revise the supplement accordingly.
e.
In the third paragraph of this section, third sentence, please consistently use the term LTC Guaranteed Amount. Please also repeat this limitation concerning multiple Lincoln Life contracts in the disadvantages section in the appropriate obvious spots earlier in the supplement.

f.
The fourth paragraph of this section states that the LTC Guaranteed Amount is decreased by the amount of LTC Benefit payments. Please consider whether this feature needs to be added to the definition of LTC Guaranteed Amount.

g.
The first sentence of the fourth paragraph of the section states that the LTC Guaranteed Amount “is decreased by the dollar amount of ... Growth Benefit Payments.” However, two sentences later, the paragraph states that “any withdrawal” under the Growth Benefit Option will be an Excess Withdrawal, which results in a pro rata reduction in the Long Term Care Guaranteed Amount. Please resolve the inconsistency.

h.
The next to last sentence of the fourth paragraph states that under circumstances an investor may withdraw an amount “up to the Conforming Withdrawal amount.” Because Conforming Withdrawals are not discussed until much later in the supplement, it is unclear what this means and how that relates to an Excess Withdrawal. Please revise the supplement here and on page 23 to clarify what is intended.

i.	This disclosure raises the question as to the point of dividing benefits between Acceleration Benefits and Extension Benefits.
j.
The second to the last sentence of the bolded paragraph again describes Excess Withdrawals under the Growth Benefit option. Please clarify this discussion and explain the capitalized (but undefined) term Conforming Withdrawal amount used for the first time in this paragraph.

Response:  The LTC Guaranteed Amount section has been removed from the supplement.  In response to all of the concerns expressed in the Staff’s specific comments on the corresponding section in the prior version of the prospectus supplement, we note that calculations of the LTC Guaranteed Amount is discussed within the substantive discussion of the rider where it is necessary in order to understand how the rider works.

Comment 16:Level Benefit Option (p. 18)
a.	Please consider moving this disclosure to the second paragraph on page 18 that discusses selection of the Level Benefit option.
b.	The second full paragraph notes that under certain circumstances only half of the monthly benefits will be paid. Please highlight this disclosure in bold.
c.
The third paragraph states that “Acceleration Benefit payments” will reduce the LTC Guaranteed Amount on a dollar for dollar basis. However, Acceleration Benefit Payments can under certain circumstances be deemed Excess Withdrawals, which makes this disclosure inaccurate. Please revise the supplement to address this inaccuracy.

Response: This section has been removed.
a., b., and c.  In response to all of the concerns expressed in the Staff’s specific comments on the corresponding section in the prior version of the prospectus supplement, we note that appropriate clarifications have been made where necessary throughout the revised prospectus supplement.

Comment 17:   Acceleration Benefits and Acceleration Payments (pp. 18-19)
a.
Please delete the last sentence on page 18, continuing to page 19, as misleading and incomplete, (beginning with “However, we guarantee ...”). Please also revise the following sentence (“Therefore, we guarantee ...”) to use another term other than “guarantee.”

b.
The first full paragraph on page 19 states that surrender charges are waived for all Acceleration Benefit payments. This statement appears to be inconsistent with earlier disclosure on page 8 concerning withdrawals. Please resolve this discrepancy.

c.
The second full paragraph on page 19 states that if a contractowner is confined to a nursing home etc., he/she will be entitled to the Maximum Monthly Level Benefit amount. Please explicitly disclose the implied assumption that the contractowner is incurring long term care costs that at least equal the Maximum Monthly Level Benefit amount.

d.	Please clarify the discussion in the last two sentences of the second full paragraph on page 19 concerning LTC Benefit Duration.
e.
The fourth paragraph on page 19 states that once the Acceleration Benefit is reduced to zero, the Extension Benefit Duration begins. This disclosure appears inconsistent with the description of LTC Durations on pp. 17-18 and previous disclosure that states that when contract value is reduced to zero, the Extension Benefit Duration begins. Please put this entire paragraph into plain English and clarify the relationship between the Acceleration Benefit falling to zero, contract value falling to zero, and when the various LTC Benefits and Durations begin and end.

Response:
a.	The sentence has been deleted and the term “guarantee” has been replaced with “we promise.”
b.
The disclosure does not appear to be inconsistent as there is no implication in the cited paragraphs that surrender charges will apply to Acceleration Benefit payments.  We note supplementally in this regard that surrender charges may apply against withdrawals which are not Acceleration Benefit payments, while Acceleration Benefit payments will count against the contract’s free withdrawal provision when determining whether a withdrawal is within the amount allowed under that provision.

c.
Since the Rider is based on an indemnification model of payments and not a reimbursement model, the actual costs of the services is not relevant.  Once a Covered Life is deemed eligible to receive LTC Benefits, they may request the maximum amount allowed under the Rider regardless of the actual costs.

d.
The disclosure has been revised to state essentially what a reader needs to know if they receive less than the Maximum Monthly Level Benefit.  The reader is referred to the appropriate section for a more in-depth discussion.

e.
We respectfully note in this regard that the disclosure does not state that the Extension Benefit Duration starts when the contract value falls to zero.  The disclosure consistently states that the Extension Benefit Duration starts when the Acceleration Benefit falls to zero.  We also respectfully disagree that the description of when the Extension Benefit starts in this section is inconsistent with the description in the LTC Benefit Durations section.

Comment 18:  Extension Benefit and Extension Benefit Payments (pp. 19-20)
See comment 17e. Please also delete the second to last sentence of the first paragraph of this section on page 19 as incomplete and misleading.

Response:     Please see our response to comment 17e.  Rather than deleting the second to last sentence, we have revised it to reflect that we promise to pay the Extension Benefit subject to the conditions set forth in the Rider.  We do not believe that it is misleading to characterize our contractual obligations as promises.

Comment 19:  Maximum Monthly Level Benefit (pp. 20-22)
a.
The statement at the top of page 20 that if the contractowner has elected the Level Benefit Option, the Maximum Monthly Level Benefit will equal the Maximum Monthly LTC Benefit is not consistent with the definition of the latter term. Please clarify what the Maximum Monthly Level Benefit will be if the Level Benefit option is elected and how it will be calculated.

b.
The last sentence of the first paragraph of this section gives an illustration that appears to be based on previous examples but does not explicitly refer back to those examples. Please make some connection between this illustration and previous examples.

c.	Please clarify how Extension Benefits relate to the Maximum Monthly Level Benefit.
d.
In the second paragraph of this section at page 20, please clarify the description of how the Maximum Monthly Level Benefit is affected if the contractowner begins receiving LTC Benefits prior to the 5th Rider Anniversary but has received less than the Maximum Monthly Level Benefit amount.

e.	In the second paragraph of this section, second to the last sentence, please clarify the reference to the chart. Where is the Choosing the LTC Benefit Duration section?
f.	In the last sentence of the second paragraph, please consistently use the defined terms.
g.	With regard to the table on pp. 20-21, the double starred footnote describes the LTC Coverage Effective Date inconsistently with the definition of that term on page 5. Please resolve the discrepancy.
h.
The paragraph after the illustration on page 21 discloses that the 5 years of Acceleration Benefit payments would be followed by ten years of Extension Benefit payments totaling $300,000. The disclosure has not previously explained how these benefit payments operate or relate to each other. Please add explanatory disclosure that explains how LTC Benefits are paid out. Please also add disclosure that shows the affect of withdrawals including relevant charges.

i.	Please separately set forth how the Acceleration Benefit would be paid on or after the 5th Rider Date anniversary as briefly described at the end of the paragraph after the illustration on page 21.
j.	Please put the last sentence at the bottom of page 21 into plain English (beginning “If upon commencement of a month you qualify ...”).
k.	At the top of page 22, please clarify how actual costs incurred relate to the amount of benefits that may be received.
l.
On page 22, second paragraph, please clarify the description of how the Extension Benefit Duration will be recalculated when the contractowner receives less than the Maximum Monthly Level Benefit amount in any Rider Year prior to the 5th Rider Date anniversary. Please also clarify the last three lines of the illustration that follows on page 22.

m.
Please confirm that the Maximum Monthly Level Benefit amount is not affected by the percentage available to the contractowner, i.e., even if the contractowner is not in a nursing home and receives only half of the Maximum Monthly Level Benefit amount, for all calculation purposes the Maximum Monthly Level Benefit is not cut in half.

n.	Please disclose the impact on contractowners of an increased Acceleration Benefit Duration and an increased Extension Benefit Duration as discussed at the bottom of page 22.

Response: This section has been divided to describe the normal circumstance for benefits to be paid after the 5th contract anniversary first.  A separate section describing receiving benefits prior to the 5th contract anniversary has been placed later in the supplement.
a.	The revisions to the supplement have resulted in it being unnecessary to state that the Maximum Monthly Level Benefit equals the Maximum Monthly LTC Benefit so this has been removed.
b.	The illustration is not based on any prior example. The illustration shows how the Maximum Monthly Level Benefit is calculated so no reference is required.
c.
The first sentence of this section states “The Maximum Monthly Level Benefit is the monthly limit for Acceleration and Extension Benefits that may be paid to you under the Rider.”  The Maximum Monthly Level Benefit is the same amount whether Acceleration or Extension Benefits are being paid.  We do not believe that further disclosure in this regard would be helpful.

d.	The requested revision has been made.
e.	The reference to Choosing the LTC Benefit Duration has been deleted.
f.	The supplement now refers to defined terms consistently.
g.	The footnote has been revised and now refers to the contract anniversary.
h.
The description of how LTC Benefit payments are calculated and the relationship of the Acceleration Benefit payments and Acceleration Benefit payments precedes this example.  We do not understand how disclosure of the effect of withdrawals would add to an understanding of how the monthly maximum amounts are calculated.  In this regard, we note that the effect of withdrawals is fully disclosed in other places as well as an entire section of the supplement devoted to withdrawals.

i.	An example has been added.
j.	The sentence has been removed.
k.	Since this is an indemnification model actual costs incurred are not relevant.
l.	An example has been added.
m.
We do not understand the question, and would respectfully request that if the Staff continues to have concerns in this regard after reviewing the revised supplement that we discuss such concerns supplementally.

n.	Further discussion and an example have been added.

Comment 20:  Choosing the Growth Benefit Option (pp. 23-25)
a.
The supplement states that surrender charges on all Growth Benefit payments are “waived.” This is inconsistent with earlier disclosure which states that surrender charges are assessed only on amounts contributed into the contract. Please resolve this discrepancy.

b.
The supplement provides a mathematical formula as to how much of one period’s investment gain may be paid each month in the following period. The formula, however, is extremely difficult to understand and the supplement provides no description of the logic behind its use. Please revise the supplement to address these issues.

c.
Please put the description of how the Growth Benefit is determined (beginning with the fourth sentence of the first paragraph of this section on page 23) into plain English and ensure that the term LTC Guaranteed Amount is used consistent with its definition.

d.
Please clarify whether a contractowner must first request Acceleration Benefit payments and Extension Benefit payments before requesting Growth Benefit payments. Please also clarify if the contractowner can request these benefit amounts regardless of costs incurred. The disclosure which eventually appears at the bottom of page 25 continuing to the top of page 26 states that the Growth Benefit is payable only when the contractowner requests the Maximum Monthly Level Benefit amount, This relationship needs to be made clearer.

e.	Please confirm that Growth Benefit payments will not incur any withdrawal charges even if they exceed the free withdrawal amount.
f.	Please give an illustration of how the Maximum Monthly Growth Benefit amount would be calculated pursuant to the formula on page 25.
g.	Please confirm to staff that the mathematical formula for Maximum Monthly Growth Benefit after the illustration on page 26 has been correctly applied.
h.
The disclosure at the top of page 27 uses the capitalized term Benefit Year. Please define the term or preferably use a term that has already been defined in the supplement. Please also clarify by how much the Maximum Monthly Growth Benefit will increased by Growth Benefit unused in the previous year (presumably by $666.66?).

Response:
a.	The statement was made in error and has been deleted as surrender charges only apply to purchase payments and no surrender charge would be applied on values attributable to investment gains.
b.	We have added a narrative description of the formula.
c.	The description has been revised as requested.
d.	The revisions to the supplement have addressed this comment.
e.	Growth Benefit payments will not incur any withdrawal charges even if they exceed the free withdrawal amount as discussed in response 20.a above.
f.	An example is provided in this section.
g.	The formula has been accurately applied.
h.	The term “Benefit Year” has been replaced with “contract year.”

Comment 21:  Choosing the Nonforfeiture Benefit provision (pp. 27-28)
a.	Please revise the caption of this section inasmuch as the contractowner does not choose the Nonforfeiture Benefit provision but rather receives the Contingent Nonforfeiture Benefit automatically.
b.
Please clarify (in the first paragraph of the section) the circumstances under which the Contingent Nonforfeiture Benefit provides for an LTC Benefit (when does termination due to a specific increase of charge for the Extension Benefit occur?).

c.	Please clarify (in the first paragraph of the section) the circumstances under which the Optional Nonforfeiture Benefit is paid.
d.
At the middle of page 27, please clarify that the Contingent Nonforfeiture Benefit and the Optional Nonforfeiture Benefit provide the same amount of LTC Benefits. If this is not the case please clarify.

e.	Please clarify at page 27 the circumstances under which the Rider may be terminated and how those circumstances relate to the two benefits available under the Nonforfeiture Benefit provision.
f.	Please give an illustration of the formula for calculating the Nonforfeiture Benefits at the middle of page 27 (in particular b.).
g.	Please clarify what happens to any remaining amount of Nonforfeiture Benefit upon the death of the Covered Life.
h.	Please give an illustration of how the increase in Extension Benefit Charge would operate to trigger the Contingent Nonforfeiture Benefit pursuant to the table on page 28.

Response:
a.	The caption has been changed and is now titled “Nonforfeiture Benefit.”
b.	Since the Nonforfeiture Benefit is not a major feature of the LTC Rider, we do not believe it is necessary or appropriate to provide any further discussion in this section.
c.	Since the Nonforfeiture Benefit is not a major feature of the LTC Rider, we do not believe it is necessary or appropriate to provide any further discussion in this section.
d.	The disclosure has been revised to state that the LTC Benefits provided under either Nonforfeiture Benefit are equivalent.
e.	We have revised this section to make the requested clarification and address the comment.
f.	Since the Nonforfeiture Benefit is not a major feature of the LTC Rider, we do not believe it is necessary or appropriate to provide an example or illustration.
g.	The benefit terminates upon death.
h.	Since the Nonforfeiture Benefit is not a major feature of the LTC Rider, we do not believe it is necessary or appropriate to provide an example or illustration.

Comment 22:  Optional Nonforfeiture Benefit Provision (p. 28)
a.
The introductory first paragraph of this section demonstrates the awkwardness of the language used to describe the Nonforfeiture Benefit provision. Please consider revising the language used to describe this provision, e.g., using the word “option.” Please note that this option uses the term “provision.”

b.	Please put condition c. on page 28 into plain English.
c.
Please clarify the second to the last sentence of this section. For example, does this statement apply only when the rider has been terminated as opposed to when the contract has been surrendered? What is intended by the phrase “one Nonforfeiture Benefit” - is this a reference to a one-time payment or does this mean that the Optional Nonforfeiture Benefit and the Contingent Nonforfeiture Benefit will not both be paid?

Response:
a.	We have revised this section to make it clearer and address the staff’s apparent concerns.
b.	We have revised this section to make it clearer and address the staff’s apparent concerns.
c.	We have revised this section to make it clearer and address the staff’s apparent concerns.

Comment 23:   Establishing Benefit Eligibility (pp. 29-31)
a.	In the description of the definition of Chronic Illness at the bottom of page 29, please make the following clarifications:
i)	Clarify whether the “preceding twelve months” condition applies to the second “severe cognitive” impairment prong.
ii)	Clarify how the ninety day requirement applies to severe cognitive impairment.
iii)	Revise the disclosure so that it is grammatically correct and understandable.
iv)	Revise the definition of Chronic Illness in the glossary to be consistent with this statement in the disclosure.
b.	Please note that “severe cognitive impairment” is not a defined term under the Rider. Therefore please revise the statement at the top of page 30 that implies the contrary.
c.
In the example at the bottom of page 30, please explain to staff whether if the contractowner is released from a nursing home on June 1, he would still be entitled to the first LTC Benefit payment on May 30. Please explain whether the contractowner could request additional LTC payments.

Response:
a.
i)
The disclosure has been revised and we believe it is now clear that within the preceding 12 months a contractowner has been certified as suffering from a chronic illness or disability that either results in loss of functional capacity to perform at least 2 ADLs without substantial assistance or suffer from a cognitive impairment.

ii)	The 90 day requirement only applies to Chronic Illness due to loss of functional capacity and does not apply to Chronic Illness due to severe cognitive impairment.
iii)	The disclosure has been revised.
iv)	No longer applicable.

b.	The disclosure has been revised, and we believe no longer implies that severe cognitive impairment is a defined term.
c.
The contractowner may or may not be eligible to receive benefits after release from the nursing home.  Unless they are released to a hospice they may be eligible for ½ the maximum monthly amount.  We do not believe further disclosure is necessary as this is an improbable circumstance and therefore not material.

Comment 24:  Requesting LTC Benefits (pp. 31-32)
a.
The third paragraph on page 31 sets forth certain conditions on receipt of LTC Benefits (e.g., verification of receipt of long term care services as set forth in the plan of care) that should be disclosed earlier in the supplement and that should be noted as conditions of receipt of benefits at various points earlier in the Rider description. Please revise accordingly.

b.	Please disclose the consequences of a contractowner’s failure to inform Lincoln that he/she no longer meets the eligibility requirements to receive LTC Benefits as stated at the bottom of page 31.
c.
With respect to requests for review of a denial of LTC Benefits and/or eligibility as described in the second to the last paragraph of this section on page 32, please clarify whether the review request must be submitted within 3 years after the request for LTC Benefits was filed or within 3 years after denial of that request.

d.
Please clarify the term overpayment as used in the last paragraph of this section on page 32. Would payment of LTC Benefits after release from a nursing home be considered an overpayment? Would receipt of an amount of LTC Benefits in excess of the costs of care be considered an overpayment?

Response:
a.	We have revised this section to make it clearer and address the comment.
b.
Disclosure has been added stating that failure to notify us when the contractowner no longer meets eligibility criteria may result in an overpayment and that we will take action as pursuant to the overpayment provision.

c.
The disclosure states that the request for review of a denial of a request for LTC Benefits must be filed within 3 years of the date of the filing of the request for LTC Benefits.  The time limitation does not key off the denial date.

d.	Since this product is an indemnification product and not a reimbursement product the actual cost of long-term care services received is not relevant to whether there is an overpayment.

Comment 25:  General Terms - Withdrawals (pp. 32-33)
a.
Please revise or delete the first sentence of the first paragraph of this section at the bottom of page 32 inasmuch as it is misleading, particularly if the Growth Benefit option is elected (all withdrawals are excess withdrawals).

b.	Please clarify the statement at the top of page 33 that describes how Excess Withdrawals reduce or affect the death benefit.
c.
Please clarify how a Conforming Withdrawal would operate in the context of the Growth Benefit option as described at the middle of page 33. For example, must contract value exceed the maximum LTC Guaranteed Amount by a certain amount? Please give an example.

Response:
a.	The sentence has been revised to state that withdrawals may be made without a reduction of the LTC Benefits.
b.	This statement has been removed and addressed in the Death Benefit section.
c.
We believe that revisions we have made to the supplement now make it clear that if the LTC Guaranteed Amount is greater than the contract value (unless with the Growth Benefit the maximum LTC Guaranteed Amount has been reached or age 76), any withdrawal will therefore be an Excess Withdrawal.

d.
Comment 26:    General Terms – Excess Withdrawals (pp. 33-34)
a.
Please add the disclosure that excess withdrawals that reduce the contract value to zero will terminate the Rider and the only LTC Benefit received will be the Optional Nonforfeiture Benefit if elected, in the summary of common questions and in the introductory description of the rider, particularly in the disadvantages section.

b.
Please note that the disclosure concerning Excess Withdrawals at pp. 33-34 underscores the inappropriateness of the use of the word “guarantee” earlier in the supplement. As already commented earlier, please revise the supplement to avoid use of “guarantee.”

c.	In the example on page 34, please clarify how the amounts for the Growth Benefit and the Maximum Monthly Growth Benefit were determined.

Response:
a.	Corresponding disclosure has been added to the Summary of the LTC Rider section and is also included in this section in bold.
b.	The word “guarantee” has been replaced with “promise.”
c.
The example’s purpose is to show the effect of an Excess Withdrawal on the LTC Benefits, not to show how the Growth Benefit and Maximum Monthly Growth Benefit are calculated.  We believe that prior examples adequately demonstrate how those two values are calculated, and that it would be unduly repetitive to do so in this example.

Comment 27:  General Terms – Investment Requirements (p. 35)
The description of Investment Requirements - Option 3 at page 43 of the underlying prospectus describes several alternatives available to contractowners in the event that the Registrant makes a change to these investment requirements. Please clarify whether these alternatives including dropping the rider apply with respect to the LTC Rider.

Response:    The alternatives available to contractowners if the Investment Requirements are changed as described in the underlying prospectus will be applicable to contractowners who purchase the LTC Rider.

Comment 28:  General Terms – LTC Fixed Account (p. 35)
a.
Please disclose in the summary of common questions as well as in the introductory description of the rider, in particular disadvantages section, that contract value up to the LTC Guaranteed Amount will be transferred out of the subaccounts and into the LTC Fixed Account which pays a minimum guaranteed interest rate.

b.	Please clarify the phrase “contract value up to the LTC Guaranteed Amount” as used in the second paragraph, first sentence of this section.
c.
Please explain the consequences if the transfer of contract value to the LTC Fixed Account reduces contract value in the subaccounts to zero. For example, what benefit would a contractowner obtain from electing the Growth Benefit under these circumstances.

d.	Please give the basis for restricting transfers out of the LTC Fixed Account after LTC Benefits have stopped as described in the last paragraph of this section on page 35.

Response:
a.	The disclosure has been added to the Summary of the LTC Rider section as requested.
b.	The phrase has been changed to state “contract value equal to the LTC Guaranteed Amount.”
c.	The Growth Benefit will step up the LTC Guaranteed Amount until the entire contract value is moved to the LTC Fixed Account.
d.
The basis for restricting transfers out of the LTC Fixed Account after LTC Benefits have stopped is contractual. Fixed Accounts within variable annuities commonly restrict transfers in order to address interest rate disintermediation and/or inappropriate arbitrage by contractowners or their financial representatives.

Comment 29:  LTC Charge (pp. 35-37)
a.	Please clarify the bolded last sentence of the second paragraph on page 36, i.e., the Acceleration Benefit Charge percentage rate for the Growth Benefit option will remain the same as what?
b.
The disclosure at the top of page 37 states that the Extension Benefit Charge does not have a guaranteed maximum annual percentage rate and may be changed at any time, subject to prior regulatory approval. Please explain supplementally to staff the basis for this approach and any relevant precedent.

c.
The disclosure at the middle of page 37 states that the Optional Nonforfeiture Benefit Charge does not have a guaranteed maximum annual percentage rate and may change at any time. Please explain supplementally to staff the basis for this approach and any relevant precedent.

d.
In the description of the Optional Nonforfeiture Benefit charge, please revise the second sentence of the third paragraph on page 37 to refer to the Optional Nonforfeiture Benefit Charge percentage rate.

e.	Please consistently add the word “rate” after “percentage” in the fourth paragraph on page 37 as well as in the illustration on page 3B.
f.	Please disclose how contractowners will be notified of the rates applicable to them with respect to the Extension Benefit Charge and the Optional Nonforfeiture Benefit Charge.

Response:
a.	The disclosure has been revised to indicate that the Acceleration Benefit Charge percentage rate for the Growth Benefit option will not change after termination of the Automatic Annual Step-ups.
b.
The Acceleration Benefit Charge, Extension Benefit Charge and Optional Nonforfeiture Benefit Charge are not required to have a guaranteed maximum annual percentage rate under state insurance laws, and it is common in fact for long-term care policies not to have guaranteed maximum annual percentage rates.  There is no requirement under Form N-4 that a product have a guaranteed maximum charge.  In this regard, however, we note that Lincoln Life has made the decision to guarantee the maximum Acceleration Benefit charge even though we are not required to.

c.	Please see the preceding response to Comment 29b.
d.	The disclosure has been revised as requested.
e.	The disclosure has been revised to use the terms consistently as requested.
f.	The disclosure has been revised to state that the annual percentage rates will be stated on the Specifications page of their Rider.

Comment 30:  Death Benefits (p. 39)
a.	Please revise the first sentence of this section to clarify that the Rider has no provision for death benefits.
b.	Please explain supplementally why death benefits may not be paid for five years after the date of the contractowner's death.

Response:
a.	The sentence has been revised to state “The Rider has no provision for death benefits other than the death benefit provision in the underlying contract.”
b.
Under Internal Revenue Code Section 72(s) or 401(a)(9), as applicable, death benefit payments under the contract must be made no later than 5 years after the contractowner’s date of death.  The beneficiary may choose to delay payment of the death benefit for five years as disclosed in the underlying prospectus at page 38.  The statement in the supplement has been clarified to state: “Death benefit distributions in accordance with Code section 72(s) or 401(a) (9) will not be made later than five years from the date of the contractowner’s death.”

Comment 31:  Termination (p. 40)
Please clarify whether contractowners can in fact have i4Life® Advantage or Lincoln SmartlncomeSM Inflation with the LTC Rider. The last paragraph of the Eligibility section seems to state the opposite.

Response:   A contractowner may not have i4Life® Advantage or Lincoln SmartlncomeSM Inflation with the LTC Rider. The rider terminates if the contractowner elects to receive annuity payouts including payouts under i4Life® Advantage or Lincoln SmartlncomeSM Inflation.  The disclosure has been revised to state that the Rider will terminate if:

c. you elect to receive annuity payouts under any of the annuity payout options available under the contract including but not limited to electing either i4LIFE® Advantage (with or without the Guaranteed Income Benefit), or Lincoln SmartIncomeSM Inflation;

We believe that there is now accordingly no implication that the LTC Rider may be elected at the same time as these other riders, as their election terminates results in termination of the LTC Rider.  We have added further disclosure to this effect in the introductory summary.

Comment 32:  Annuity Commencement Date (pp. 40-41)
Please define the term Maturity Date and clarify its relationship to the Annuity Commencement Date.

Response:                      The term has been defined and the relationship clarified.

Comment 33:  Power of Attorney
Please confirm that the power of attorney being incorporated by reference includes the 1933 Act number of the instant PEA.

Response:     The Power of Attorney includes the 1933 Act number of the PEA.

Comment 34:  Financial Statements, Exhibits, and Other Information
Please provide any financial statements, exhibits, consents, and other required disclosure not included in this post-effective amendment.

Response:      Financial statements, exhibits, consents, and other required disclosure will be filed in a future post-effective amendment.

Comment 35:   Tandy Representations
In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln Life Variable Annuity Account N (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We trust that the Staff will find the above responses adequately address their concerns.  Please call me at 603-229-6140 with further comments and questions.

Sincerely,

Ronald R. Bessette
Senior Counsel

CC:  W. Thomas Conner
  Sutherland, Asbill & Brennan, LLP